[DG Letterhead]

December 23, 2013

VIA EDGAR AND HAND DELIVERY

Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Re:                             Digital Generation, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed November 22, 2013

File No. 001-35643

Dear Ms. Ransom:

Digital Generation, Inc. (“DG,” the “Company,” “we,” “us” or “our”) acknowledges receipt of the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 17, 2013, with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). The Staff’s comments are set forth below in bold, followed by the Company’s response to each comment. In connection with the Company’s response to each comment the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

•                  the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                  the Company may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Comment
Preliminary Proxy Statement on Schedule 14A

General

1.              Please revise your filing to provide the financial information required by Item 14(b)(8)-(11) of Schedule 14A or tell us why you believe this information is not required. In this regard, we note that you do not appear to qualify for the exclusion provided by Instruction 4 to Item 14.

Response

We note the Staff’s comment.  Please note that ER is a privately held company and that it has formed a wholly owned subsidiary, Dawn Blackhawk Acquisition Corp. (“Acquisition Sub”) to merge with DG, and that the shareholders of ER are not being solicited to vote in favor of the merger.  As the sole stockholder of Acquisition Sub, ER has already approved the merger with and into DG by its wholly owned subsidiary.  See the representations of ER and Acquisition Sub in Section 5.2 of the Merger Agreement at page A-19 of the proxy statement.  Our stockholders will receive only cash in the merger, and they are not being asked to vote on the spin-off transaction that will occur immediately before the closing of the merger.  We respectfully submit that because the Company’s proxy statement is not a joint proxy statement addressed to the private stockholders of ER, we do not believe that the disclosure required by Item 14(b)(8) - (11) of Schedule 14A concerning the acquiring company applies.  See Item 14, Instruction 2(b)(i).

Please note that, as disclosed on page 22 of the proxy statement, the Company is filing today a Form 8-K under Item 2.02 to furnish the DG pro forma financial statements reflecting the effect of the spin-off of our online business as required by Article 11 of Reg. S-X.

Comment
Preliminary Proxy Statement on Schedule 14A

The Merger, page 24

Background of the Merger, page 24

2.              In view of the board’s decision on March 13, 2013 to terminate the strategic alternatives process, please expand your disclosure concerning the informal discussions between Mr. Ginsburg and the board during the period beginning after the May 9, 2013 announcement by ER of the Spectrum investment and ending with the June 3, 2013 board meeting. In doing so, please address the board’s rationale at the time for apparently sanctioning further discussion with ER.

Response

In light of the Staff’s comment, we have revised the disclosure in the second paragraph on page 34 of the Preliminary Proxy Statement to include an additional sentence after the second sentence of the paragraph as follows:

“Mr. Ginsburg and the directors noted that ER’s previous sponsor, PEP, had been unwilling to commit to or guarantee any regulatory or financing break fee during the recently concluded strategic alternative process conducted by the Special Committee, but that with the new equity investment in ER by Spectrum, ER should have a stronger balance sheet to support agreeing to a regulatory and/or financing break fee on its own.”

Comment
Preliminary Proxy Statement on Schedule 14A

Recommendation of the Board of Directors and Reasons for the Merger, page 38

3.              Please clarify whether in the course of reaching its determination the board considered that the company’s debt of approximately $386 million would be extinguished as a result of the transactions and the spin-off company would retain the company’s working capital and cash and would be debt-free.

Response

In light of the Staff’s comment, we have revised the disclosure following the first full bullet point on page 39 to include a new bullet point that reads as follows:

•                  “the fact that all of our outstanding debt of approximately $386 million will be fully paid off at the closing of the merger,  that the spin-off company will have no debt at the time of the spin-off to our stockholders, and that DG will contribute to it all of its cash and working capital immediately prior to the merger;”

Comment
Preliminary Proxy Statement on Schedule 14A

The Merger Agreement (Proposal I), page 64

4.              We note your cautionary statements concerning the representations and warranties in the merger agreement. Please note that disclosure regarding an agreement’s representations or covenants in a proxy statement (whether through incorporation by reference or direct inclusion) constitutes a disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use these cautionary statements in your proxy statement, please revise them to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreement and will update such disclosure as required by federal securities laws.

Response

In response to the Staff’s comment we have deleted the penultimate sentence of the second paragraph on page 64, and have substituted the following sentence:

“We will provide additional disclosure in our public filings with the SEC to the extent that we become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the merger agreement and will update any such disclosures as required by federal securities laws.”

*              *              *              *              *              *

Please feel free to contact me at (972) 581-2046 or William P. O’Neill of Latham & Watkins LLP at (202) 637-2275 if you have any questions regarding our responses above.

Very truly yours,

/s/ Sean N. Markowitz
Sean N. Markowitz
Corporate Secretary

cc:   Dietrich A. King, SEC Legal Branch Chief

Daniel Porco, SEC Staff Attorney

Neil H. Nguyen, Chief Executive Officer, Digital Generation, Inc.

Craig Holmes, Chief Financial Officer, Digital Generation, Inc.

William P. O’Neill, Latham & Watkins LLP